SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

NorthStar Realty Europe Corp.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

66706L101
(CUSIP Number)

Senvest Management, LLC

540 Madison Avenue, 32nd Floor

New York, NY 10022

(212) 202-3250

Eleazer Klein, Esq.

Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 24, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66706L101	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Senvest Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,757,009
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,757,009
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,757,009
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.55%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 66706L101	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Richard Mashaal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,757,009
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,757,009
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,757,009
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.55%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 66706L101	SCHEDULE 13D	Page 4 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of NorthStar Realty Europe Corp. (the "Issuer"). The Issuer's principal executive offices are located at 590 Madison Avenue, 34th Floor, New York, New York 10022.

Item 2.	IDENTITY AND BACKGROUND

(a)	This statement is filed by the entities and persons listed below, who are collectively referred to herein as the "Reporting Persons":

(i) Senvest Management, LLC ("Senvest Management"), a Delaware limited liability company, which serves as the investment manager to Senvest Master Fund, LP and Senvest Global (KY), LP (collectively, the "Investment Vehicles"), with respect to the shares of Common Stock held by the Investment Vehicles; and

(ii) Mr. Richard Mashaal ("Mr. Mashaal"), a Canadian citizen, who serves as the managing member of Senvest Management, with respect to the shares of Common Stock held by the Investment Vehicles.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief.

Senvest Management may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Senvest Management's position as investment manager of each of the Investment Vehicles. Mr. Mashaal may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Mr. Mashaal's status as the managing member of Senvest Management.

None of the foregoing should be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The address of the business office of each of the Reporting Persons is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

(c)	The principal business of: (i) Senvest Management is to serve as the investment manager of the Investment Vehicles, and (ii) Mr. Mashaal is to serve as the managing member of Senvest Management.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 66706L101	SCHEDULE 13D	Page 5 of 9 Pages

(e)	In September 2014, Senvest Management entered into a negotiated settlement with the Securities and Exchange Commission (the "SEC") relating to alleged violations (i.e., late filings) of Sections 13(d) and 16(a) of the Act and Rules 13d-1, 13d-2 and 16a-3 promulgated thereunder. Senvest Management agreed to the terms of the settlement, without admitting or denying any wrongdoing, and paid a civil money penalty in the amount of $68,000. The SEC's Order notes that, in determining to accept the offer, the SEC considered certain remedial acts undertaken by Senvest Management and cooperation afforded to SEC staff. Senvest Management has since implemented additional policies and procedures to protect against future inadvertent Section 13 and Section 16 violations.

(f)	Senvest Management is a limited liability company organized under the laws of Delaware. Mr. Mashaal is a Canadian citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the shares of Common Stock reported herein were derived from general working capital of the Investment Vehicles. A total of approximately $52,100,000 was paid to acquire the shares of Common Stock reported herein. The Reporting Persons may have effected purchases of the shares of Common Stock through margin accounts maintained for them with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in the shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons originally acquired the shares of Common Stock for investment in the ordinary course of business because they believed that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity.

On September 24, 2018, the Reporting Persons sent a letter (the "September 2018 Letter") to the Board of Directors of the Issuer (the "Board"). In the September 2018 Letter, the Reporting Persons explained their belief that the shares of Common Stock were trading at a persistent, significant discount to net asset value, in part due to the Issuer's use of an external manager, an affiliate of Colony NorthStar Inc. ("Colony"), that charges the Issuer a management fee, contrary to the practices of virtually all

CUSIP No. 66706L101	SCHEDULE 13D	Page 6 of 9 Pages

publicly-traded European commercial REITs. The Reporting Persons suggested that the Board either (1) change its investment guidelines and begin an orderly sale of assets, returning the net cash proceeds to shareholder via share buybacks or dividends, or (2) pursue a sale of the Company to Colony. The September 2018 Letter is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

The Reporting Persons may consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, among other things, the matters set forth in the previous paragraph and potential changes in the Issuer's operations, management, organizational documents, Board composition, ownership, capital or corporate structure, sale transactions, dividend policy, and strategy and plans. The Reporting Persons intend to communicate with the Issuer's management and Board about, and may enter into negotiations with them regarding, the foregoing and a broad range of operational and strategic matters and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the Issuer. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons may change their intentions with respect to any and all matters referred to in this item 4. They may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by management or the Board of Directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, (i) increasing or decreasing their position in the Issuer or the Issuer's investments through, among other things, the purchase or sale of securities of the Issuer or the Issuer's investments, including through transactions involving shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer or the Issuer's investments in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable; (ii) entering into transactions that increase or hedge their economic exposure to the shares of Common Stock or the Issuer's investments without affecting their beneficial ownership of Common

CUSIP No. 66706L101	SCHEDULE 13D	Page 7 of 9 Pages

Stock; and/or (iii) otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the shares of Common Stock.

In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	The percentages used in this Schedule 13D are calculated based upon 49,812,950 shares of Common Stock reported to be outstanding as of August 3, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 filed with the SEC on August 8, 2018.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by each of the Reporting Persons.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Reporting Persons have not effected any transactions in the shares of Common Stock during the past sixty days.

(d)	The Investment Vehicles are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons. Senvest Master Fund, LP, an Investment Vehicle, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock.

(e)	Not applicable.

CUSIP No. 66706L101	SCHEDULE 13D	Page 8 of 9 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Investment Vehicles have entered into notional principal amount derivative agreements in the form of cash settled swaps (the "Cash Derivative Agreements") with respect to an aggregate of 1,539,770 shares of Common Stock of the Issuer (representing economic exposure comparable to approximately 3.09% of the shares of Common Stock of the Issuer). The Cash Derivative Agreements have a reference price of $13.39 and an expiration date of September 5, 2023. The Cash Derivative Agreements provide the Investment Vehicles with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Cash Derivative Agreements (such shares, the "Subject Shares"). The Reporting Persons disclaim beneficial ownership of the Subject Shares. The counterparties to the Cash Derivative Agreements are unaffiliated third-party financial institutions.

On September 25, 2018, the Reporting Persons entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1:	Joint Filing Agreement.

Exhibit 99.2:	September 2018 Letter.

CUSIP No. 66706L101	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 25, 2018

SENVEST MANAGEMENT, LLC

By: /s/ Bobby Trahanas
Name: Bobby Trahanas
Title: Chief Compliance Officer

By: /s/ Richard Mashaal
RICHARD MASHAAL

EXHIBIT 99.1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: September 25, 2018

SENVEST MANAGEMENT, LLC

By: /s/ Bobby Trahanas
Name: Bobby Trahanas
Title: Chief Compliance Officer

By: /s/ Richard Mashaal
RICHARD MASHAAL

Exhibit 99.2

September 24, 2018

The Board of Directors
NorthStar Realty Europe Corp.
590 Madison Avenue, 34th Floor
New York, New York 10022

Dear Members of the Board:

Senvest Management, LLC (“Senvest Management” or “we”) advises private investment funds that, as of September 24, 2018, own 4,757,009 shares of common stock of NorthStar Realty Europe Corp. (“NRE” or the “Company”), equal to approximately 9.55% of its shares outstanding, and have an even larger economic interest in the Company via a total-return swap position. As you know, we have been a NRE shareholder since its inception in October 2015 stemming from its spin-off from former parent NorthStar Realty Finance and have also steadily increased our NRE investment. A key consideration in our investment has been the strong execution by NRE’s management team in acquiring valuable assets, investing capital where needed, managing the leasing and tenant roll and selling assets. We further applaud the efforts of the Company’s Board of Directors (the “Board”) to create shareholder value through both the buyback of stock trading at significant discounts to net asset value per share and the renegotiation of the Company’s management agreement with an affiliate of Colony Capital Inc. (“CLNY”) (the “Management Agreement”).

Despite all the commendable actions by management and the Board, NRE’s stock still trades at a significant discount to net asset value. Based on its closing price on September 24 of $12.87/share and the latest reported NAV at June 30, 2018 of $20.95/share, NRE’s stock trades at a discount of approximately 40% of NAV. This discount massively exceeds the median discount exhibited by a peer group of public European commercial office REITs by over 30 percentage points1. Since Q4 2016, NRE has generated among the highest NAV/share growth of any of its peers, which makes its discount to NAV especially frustrating2.

We believe that NRE’s persistent and outsized discount to NAV stems from a number of potential factors. NRE, with a market capitalization of about $600 million, lacks the scale of its public peers which have a median market cap of about $5 billion. Because it lacks scale, NRE’s G&A expenses as a percentage of NAV exceed peers by a factor of about 2x3.

__________________________

1 Appendix 1. Trading Discount to NAV Comparison – NRE vs. Public European Commercial Office REITs.

2 Appendix 2. NAV/Share Change since Q4 2016 Comparison – NRE vs. Public European Commercial Office REITs.

3 Appendix 3. General and Administrative Expenses as a % of NAV Comparison – NRE vs. Public European Commercial Office REITs.

However, we believe the most significant factor behind NRE’s substantial discount to NAV is the Company’s unjustified reliance on an external manager, CLNY, which charges a management fee that further pressures the Company’s expense ratio. Moreover, this is also contrary to the practices of virtually all publicly traded European commercial real estate equity REITs, which are internally managed for good reason. Even if NRE were to eliminate all internal expenses (e.g., audit, legal fees, public company costs and other corporate expenses), the management fee alone would represent ~1.5% of NRE’s NAV, still well above the average expense load of peers.

NRE’s association with CLNY has not helped the stock price. A review of CLNY’s and NRE’s historical stock price performance appears to show a correlation. Further to this point, since CLNY’s stock price started its precipitous decline in December 2017 from $12/share to $6/share over the course of three months, NRE’s shares followed suit. The comparison is even starker when viewed against the performance of European office peers over the same time frame4. Since NRE’s 4Q17 earnings report, when the Company reported 2H17 NAV per share sequential growth of ~15% (better than the peer median growth by a factor of over 2x) and announced the authorization of a $100 million buyback, the stock only temporarily outperformed both CLNY and European office peers before once again selling off over the last month5. In any event, for all of the above factors, we believe that NRE’s stock price discount to NAV will persist for the foreseeable future.

We believe that NRE shareholders have waited long enough for the efforts of management and the Board to collapse the NAV/share discount. The private market, which provides the basis for the NAV calculation, clearly assigns more value to NRE’s assets than the value ascribed by public market investors. Indeed, we think that institutional investors would have great interest in the assets but clearly have no interest in the shares. Moreover, we believe the timing for asset sales is ideal given the close to all-time low cap rates and the healthy institutional demand for prime European office assets. NRE could also earn a premium to NAV for its French and German assets given their scarcity value and scale if each were sold as country portfolios.

As a result, we believe that the Board should immediately change its “investment guidelines” as established under the terms of the Management Agreement and begin selling assets and return the net cash proceeds to investors by way of stock buybacks or dividends. Based on a review of the Management Agreement with our legal counsel, we believe that NRE could sell and return the proceeds to shareholders from a significant portion of its net assets over the next six to nine months. NRE could then sell its remaining assets a year after that without resulting in a meaningful potential change-of-control payment to CLNY.

__________________________

4 Appendix 4A: Stock Price Performance Comparison since Completion of CLNY / NRF / NSAM Merger – NRE vs. CLNY vs. Public European Commercial Office REITs.

5 Appendix 4B: Stock Price Performance Comparison since NRE’s FY 2017 Earnings Report – NRE vs. CLNY vs. Public European Commercial Office REITs.

We further note that based on our market research, and the fact that the Company has sold approximately 28 properties for $760 million at or above NAV, we believe that NRE has been conservative in its assessment of property values and could garner a premium to NAV.

Of course this strategy will cause the total NAV of NRE to decline over time. Under the Management Agreement, CLNY earns a management fee based on the Company’s aggregate net asset value. Since the net asset value would eventually decline to zero in this strategy, the management fee paid to CLNY will similarly decline to zero over time. As a result, CLNY may not support this approach since a key tenet of their corporate strategy rests on collecting asset management fees from “…strategic GP co-investment positions such as…NRE, where the company [CLNY] receives various management economics from the related third-party capital in such vehicles.”6. We remind the Board that it has a fiduciary obligation to the shareholders of NRE, not the shareholders of CLNY, and should dismiss any potential opposition to this strategy from CLNY given the obvious conflict of interest. We call on the Board to do the right thing for NRE shareholders and act to collapse the discount to NAV.

As an alternative to selling NRE assets, we believe that CLNY should take the Company private at a price at or above the aggregate price that would be received in asset sales and which should represent a valuation close to or potentially greater than NAV. Again, we think the Company has been conservative in its valuation assumptions and could also get a premium to NAV for the French and German assets, which compose more than two-thirds of NRE’s rental income. CLNY states it “…is a leading global investment management firm…”7 and touts its “world-class real estate and investment management platform.8” CLNY directly manages approximately $6.2 billion in private institutional fee paying investment funds9. It also manages $5 billion in fee paying assets related to non-wholly owned Real Estate Investment Management (“REIM”) platforms10. Given CLNY’s supposed fund raising capabilities and its stated strategy of raising capital around key verticals, an alternative for NRE would be for CLNY to raise private capital, either directly via institutional funds or in conjunction with a third party REIM, and buy out the public NRE shareholders at a price at least equal to the value that NRE could achieve via the sale of assets as suggested above. This will benefit both NRE shareholders and CLNY, which can fulfill its strategy of “strategic GP co-investment positions” and continue to earn management fees on third party capital from NRE assets but in a privately owned structure.

__________________________

6 CLNY CFO Darren Tangen, CLNY earnings call, March 1, 2018.

7 CLNY Form 10-Q dated June 30, 2018. See Business description Footnote 1.

8 November 2017. CLNY Investor Presentation , Page 2.

9 Ibid.

10 Ibid.

We believe that the Board should immediately undertake a formal review of the strategies mentioned above, as taking action to address the Company’s trading discount to NAV is imperative to the Board’s fulfillment of its fiduciary duties. We look forward to further engaging with the Company on its progress in reviewing the aforementioned strategies and appropriate alternatives in the coming weeks. We sincerely hope that shareholders can rely on this Board to take action and will not have to resort to changing the composition of the Board to one that will take action to address NRE’s persistent, significant share discount.

Very truly yours,

Senvest Management, LLC

Appendix 1: Trading Discount to NAV Comparison – NRE vs. Public European Commercial Office REITs

Note: Prices and market data as of September 24, 2018. NAV represents most recently reported EPRA NAV per share.

European Office peers include SEGRO PLC (SGRO LN), CA Immobilien Anlagen AG (CAI AV), Inmobiliaria Colonial Socimi SA (COL SM), Alstria Office REIT-AG (AOX GY), ICADE (ICAD FP), Gecina SA (GFC FP), Shaftesbury PLC (SHB LN), Covivio (COV FP), PSP Swiss Property AG (PSPN SW), Befimmo S.A. (BEFB BB), Great Portland Estates PLC (GPOR LN), Derwent London PLC (DLN LN), CLS Holdings PLC (CLI LN), The British Land Company PLC (BLND LN), and Land Securities Group PLC (LAND LN).

Source: Company filings and presentations, Bloomberg.

Appendix 2: NAV/Share Change since Q4 2016 Comparison – NRE vs. Public European Commercial Office REITs

Note: Prices and market data as of September 24, 2018. Current NAV per share represents most recently reported EPRA NAV per share. NAV growth adjusted for estimated FX currency exposure and movement since December 31, 2016, and dividends through June 30, 2018.

European Office peers include SEGRO PLC (SGRO LN), CA Immobilien Anlagen AG (CAI AV), Inmobiliaria Colonial Socimi SA (COL SM), Alstria Office REIT-AG (AOX GY), ICADE (ICAD FP), Gecina SA (GFC FP), Shaftesbury PLC (SHB LN), Covivio (COV FP), PSP Swiss Property AG (PSPN SW), Befimmo S.A. (BEFB BB), Great Portland Estates PLC (GPOR LN), Derwent London PLC (DLN LN), CLS Holdings PLC (CLI LN), The British Land Company PLC (BLND LN), and Land Securities Group PLC (LAND LN).

Source: Company filings and presentations, Bloomberg.

Appendix 3: General and Administrative Expenses as a % of NAV Comparison – NRE vs. Public European Commercial Office REITs

Note: Current NAV represents most recently reported EPRA NAV. General and administrative expenses represent recently reported quarter, half-year or full year expenses annualized. General and administrative expenses include employee costs, external and internal audit, legal fees, public company costs and other corporate expenses and external management fees, but excludes property management fees and share-based compensation, where available.

European Office peers include SEGRO PLC (SGRO LN), CA Immobilien Anlagen AG (CAI AV), Inmobiliaria Colonial Socimi SA (COL SM), Alstria Office REIT-AG (AOX GY), ICADE (ICAD FP), Gecina SA (GFC FP), Shaftesbury PLC (SHB LN), Covivio (COV FP), PSP Swiss Property AG (PSPN SW), Befimmo S.A. (BEFB BB), Great Portland Estates PLC (GPOR LN), Derwent London PLC (DLN LN), CLS Holdings PLC (CLI LN), The British Land Company PLC (BLND LN), and Land Securities Group PLC (LAND LN).

Source: Company filings and presentations, Bloomberg.

Appendix 4A: Stock Price Performance Comparison since Completion of CLNY / NRF / NSAM Merger – NRE vs. CLNY vs. Public European Commercial Office REITs

European Office Peer Index represents an equal-weight index of peers which include SEGRO PLC (SGRO LN), CA Immobilien Anlagen AG (CAI AV), Inmobiliaria Colonial Socimi SA (COL SM), Alstria Office REIT-AG (AOX GY), ICADE (ICAD FP), Gecina SA (GFC FP), Shaftesbury PLC (SHB LN), Covivio (COV FP), PSP Swiss Property AG (PSPN SW), Befimmo S.A. (BEFB BB), Great Portland Estates PLC (GPOR LN), Derwent London PLC (DLN LN), CLS Holdings PLC (CLI LN), The British Land Company PLC (BLND LN), and Land Securities Group PLC (LAND LN).

Source: Bloomberg.

Appendix 4B: Stock Price Performance Comparison since NRE’s FY 2017 Earnings Report – NRE vs. CLNY vs. Public European Commercial Office REITs

European Office Peer Index represents an equal-weight index of peers which include SEGRO PLC (SGRO LN), CA Immobilien Anlagen AG (CAI AV), Inmobiliaria Colonial Socimi SA (COL SM), Alstria Office REIT-AG (AOX GY), ICADE (ICAD FP), Gecina SA (GFC FP), Shaftesbury PLC (SHB LN), Covivio (COV FP), PSP Swiss Property AG (PSPN SW), Befimmo S.A. (BEFB BB), Great Portland Estates PLC (GPOR LN), Derwent London PLC (DLN LN), CLS Holdings PLC (CLI LN), The British Land Company PLC (BLND LN), and Land Securities Group PLC (LAND LN).

Source: Bloomberg.